D & K Healthcare Resources, Inc.
8235 Forsyth Boulevard
St. Louis, Missouri 63105
August 11, 2005
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey B. Werbitt

Re:	D & K Healthcare Resources, Inc.
Schedule 14D-9 filed on July 22, 2005
File No. 005-43656
Dear Mr. Werbitt:
     This letter responds to comments by the staff of the Securities and Exchange Commission (“Commission”) contained in the letter (“Comment Letter”) dated August 8, 2005 from Jeffrey B. Werbitt, Attorney-Advisor, Office of Mergers & Acquisitions, to J. Hord Armstrong, III, Chairman of the Board, Chief Executive Officer and Treasurer of D & K Healthcare Resources, Inc. (the “Company”). The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter. Additionally, the Company is simultaneously filing Amendment No. 1 (“Amendment No. 1”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (“Statement”) with the Commission in response to the Comment Letter. Where appropriate, the Company has responded to the comments by revising the disclosures in the Statement. For the Commission’s convenience, the Company is faxing to Mr. Werbitt a copy of this letter and of Amendment No. 1.

August 11, 2005

     We have the following responses to the Comment Letter:
     Schedule 14D-9
     Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 2
     1. On page 2, where you describe the “Stockholder Support Agreement,” clarify the reference to (iv). That is, what specific activities with respect to a competing offer are the company’s directors prohibited in engaging in? Is this a reference solely to a competing offer in which these individuals might participate, such as a management buyout or does this provision purport to prohibit the signatory directors from considering offers by other potential acquirers? Is there a “fiduciary out” provision? If so, how does it affect the Supporting Stockholder’s obligation to tender into the Offer?
Disclosure has been added to the “Stockholder Support Agreement” clarifying that signing stockholders have a fiduciary out with respect to third-party offers but that the provisions summarized in (i), (ii) and (iii) are binding during the term of the agreement.
     2. We note your statement that the assertions in the representations and warranties were made solely for purposes of the contract between McKesson and D & K Healthcare. Investors are entitled to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the language indicating that the representations and warranties were made “solely” for purposes of the contract between McKesson and D & K Healthcare as it suggests that security holders may not rely upon the representations and warranties in the Merger Agreement.
Please see the Company’s response to comment 3 below.
     3. On page 7 you disclose that the representations and warranties “may be subject to important qualifications and limitations” and that “certain representations and warranties may not be accurate or complete as of any specified date.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your filings not misleading. Please revise your disclosure accordingly.
The penultimate paragraph on page 7 in Item 3 under the subsection “(b) Arrangements with Parent, Purchaser or their Affiliates — the Merger Agreement — Representations and Warranties” has been revised pursuant to the staff’s comments 2 and 3.

August 11, 2005

     Item 4. The solicitation or Recommendation, page 16
     4. Refer to the first full paragraph on page 17. What reasons (if any) were provided by Company X as to why it no longer wished to pursue a transaction with the company? Provide similar disclosure for Company Y.
Company X did not provide the Company with any reasons as to why it no longer wanted to pursue a transaction with the Company. Company Y informed the Company that it was not willing to pursue a transaction on the terms proposed by the Company as is disclosed in “The Solicitation or Recommendation-Background.”
     5. Other than the preliminary negotiations with companies X and Y, what, if any, alternatives to this transaction did the D & K Healthcare board consider? Please describe. For example, did the board consider auctioning the company? If so, why did it decide not to do so? If this alternative was not considered, please explain.
Language has been added to reason 4, “Strategic Alternatives,” on page 20 in response to this comment.
     6. We refer you to reason 1 on page 19. You list the factors that the board considered in recommending the transaction. For example, you disclose that the board considered the current and historical financial condition and results of operations and the risks attendant to achieving the goals of D & K Healthcare’s strategic plan and uncertainties resulting from a shift in the pharmaceutical distribution industry. Please expand this disclosure to more clearly explain how the board considered these factors to end with a recommendation of this Offer. In this regard, specifically explain how the considerations evaluated by the board support its recommendation.
The discussion under reason 1, “The Company’s Operating and Financial Condition and Prospects” has been expanded as requested in this comment.
     7. We note the disclosure on page 22 that caveats the description of Citigroup’s financial analyses: “Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and the assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses conducted by Citigroup.” We also note that Citigroup, in rendering its analyses, was provided with financial forecasts and estimates. It also appears that these forecasts and estimates were used to determine that the offer consideration is fair from a financial point of view to the security holders of D & K Healthcare. It seems that in order to evaluate the basis for the opinion, unit holders must be able to view the projections upon which it is based. Therefore, the projections appear to be material to a fall understanding of the opinion and should be disclosed. See Item 1011(b) of Regulation M-A.
The projections provided by the Company to Citigroup have been added to the Statement.

August 11, 2005

     8. See our last comment above. For all forecasts prepared by management (as opposed to those from Wall Street analysts), describe the underlying material assumptions.
The assumptions underlying the projections provided by the Company to Citigroup are set forth under the line items in the projections and in the second paragraph following the projections.
     9. To the extent that you disclose projected financial data that has not been prepared  in accordance with GAAP, advise what consideration you have given to whether the projections disclosed require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.
The EBITDA line item in the projections has been reconciled to income from operations and an explanation of why the Company considers EBITDA a relevant measure of performance has been added.
     Schedule 14f-1
     10. Please revise your disclosure to include the information required by Schedule 14f-1 as it relates to the individuals that will be designated by McKesson Corporation to D & K Healthcare’s board. See Item 7(b) and (c) of Schedule 14A.
The information required by Schedule 14f-1 as it relates to the individuals that will be designated by McKesson Corporation to serve as directors of the Company is included in Annex I to the Offer to Purchase and is specifically incorporated by reference into the Schedule 14f-1 in the fourth paragraph under “Right to Designate Directors and Purchaser’s Designees.”
     11. Please disclose the director nomination process as required by Schedule 14f-l. See Item 7(d)(2)(ii) of Schedule 14A.
The language under “Governance of the Company-Nominating and Corporate Governance Committee” of Schedule 14f-1 has been revised in accordance with this comment.
     Press Release
     12. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, in future materials, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
The Company has noted this comment and will appropriately modify future press releases as required.

August 11, 2005

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;
•	The staff comments or changes to disclosure in response to staff comments in the Schedule do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please contact John L. Gillis, Jr., Esq. of Armstrong Teasdale LLP, outside counsel to the Company by telephone at (314) 342-8007 or by facsimile at (314) 612-2248.
Thank you for your attention to this filing.
Very truly yours,

/s/ Thomas S. Hilton
Thomas S. Hilton
Senior Vice President and
Chief Financial Officer
JLG/crp